Exhibit 99.73

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels to Focus on Lower Cost Uranium Production

Toronto, Ontario – October 17, 2012

Energy Fuels Inc. (TSX - EFR) (“Energy Fuels” or the “Company”) today announced that, following an evaluation of its operations and various production sources, the Company will shift its short-term focus toward lower cost sources of U3O8 production within its asset portfolio. Specifically, Energy Fuels will concentrate on mining its lower cost, high-grade breccia pipes in northern Arizona and on processing alternate feed materials at the White Mesa Mill which have no associated mining cost.

As a result of this revised production strategy, Energy Fuels will be placing the Beaver and Daneros properties on the Colorado Plateau on standby over the course of the first quarter of FY 2013. In addition, the Company will cease mining at the Pandora property on the Colorado Plateau during the second quarter of FY 2013, pending the depletion of its identified uranium and vanadium resources. Energy Fuels will closely monitor market conditions and evaluate reopening the Beaver and Daneros mines at the appropriate time. Core mining expertise will be retained at these locations during the standby period.

For FY 2013, Energy Fuels expects production from the White Mesa Mill in Blanding, Utah to be between 1,000,000 and 1,100,000 lbs. of U3O8 and between 2,000,000 and2,200,000 lbs. of V2O5. Mining is expected to continue at the Company’s Arizona 1 property during the first three quarters of FY 2013. In addition, mining is expected to commence at the Pinenut property in Arizona during the second quarter of FY 2013. The White Mesa Mill is expected to continue processing alternate feed materials during FY 2013.

Commenting on these developments, Energy Fuels’ President and CEO Stephen Antony said, "Energy Fuels is well-equipped to adjust our operations to address market conditions. Within our portfolio of assets, we have lower cost sources of production, such as the high-grade breccia pipe mines in the Arizona Strip and the ability to process alternate feed materials at the White Mesa Mill for which there is no mining cost. In addition, we have term contracts with multiple utilities which enable the Company to sell significant quantities of U3O8 at a substantial premium to the current spot price. These assets will play a particularly important role in how we manage our business at this time, when the current U3O8 spot price, in our view, does not reflect the strong fundamentals of the uranium sector over the medium- to long-term. Although our Colorado Plateau properties will be placed on standby for the time being, we will maintain these assets with the ability to resume production in a timely fashion upon commodity prices improving. In addition, we will continue to invest in development projects that will keep Energy Fuels as the leading US uranium producer, including the development of the Canyon mine in Arizona and the continuation of permitting activities at our Sheep Mountain project in Wyoming."

About Energy Fuels: Energy Fuels is America's largest conventional uranium and vanadium producer, supplying nearly a third of the uranium produced in the U.S. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com